

Stop 7010

September 19, 2005

Via U.S. mail and facsimile

Mr. Kenneth L. Walker
General Counsel
Sealy Corporation
One Office Parkway
Trinity, NC 27370

> **Re:** **Sealy Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 16, 2005**
> **File No. 333-126280**

Dear Mr. Walker:

    We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

Results of Operations, page 46

Fiscal Year Ended November 28, 2004 Compared With Year Ended November 30, 2003, page 49

1. We read your responses to our comment 19 from our letter dated August 29, 2005 and comment 78 from our letter dated July 29, 2005 and revised disclosures. The revised disclosure included in your MD&A states in fiscal 2004 your product return costs associated with warranties increased $8.3 million over fiscal 2003. You further disclose that this increase was due to improvements in the method for capturing information related to product returns and an increase in the estimated age of products returned. Your response to our comment 19 from our letter dated August 29, 2005 specifically addresses the following components of the warranty

provision, which comprise a portion of the $8.3 million warranty provision recorded in fiscal 2004:

- $2.7 million related to a change in estimate based on a portion of warranty returns, previously recorded as sales returns,
- $0.7 million related to the timeliness of recording warranty claims, attributable to a backlog of unprocessed claims, and
- $1.1 million due to an error in the warranty reserve at November 30, 2003.

The above mentioned components represent approximately $4.5 million of the increase in the warranty provision over fiscal 2003. Excluding the factors above, which contributed to the $8.3 million increase in the warranty provision, your reserve increased approximately $3.8 million, or 34.5%; however your net sales increased only 13.5% in fiscal 2004 compared to fiscal 2003. Please expand your disclosure to discuss the other factors that contributed to the additional $3.8 million increase in your reserve. In addition, please include in your disclosure the above mentioned components of the warranty provision, which you included in your response to our comment 19 from our letter dated August 29, 2005. As previously requested, please also expand your MD&A to discuss the business reasons for changes in your warranty provision between November 2002 and November 2003. Please also include a similar discussion in your MD&A related to your comparison of your fiscal quarter ended May 29, 2005 to your fiscal quarter ended May 30, 2004.

Notes to Financial Statements for the years ended November 29, 2004 and November 30, 2003

Note 1: Significant Accounting Policies, page F-9

Warranties, page F-15

2. We read your responses to our comment 19 from our letter dated August 29, 2005 and comment 78 from our letter dated July 29, 2005 and revised disclosure. Our comment 19 from our letter dated August 29, 2005 requested that you revise your table included in your disclosure to separately state the portion of your warranty provision that relates to current year sales from the portion of your warranty provision that represents a change in your estimate of the provision from prior years. You have included in a footnote to your warranty provision information relating to the following:

- $2.7 million related to a change in estimate based on a portion of warranty returns, previously recorded as sales returns and
- $0.7 million related to the timeliness of recording warranty claims, attributable to a backlog of unprocessed claims.

Your footnote does not reference the $1.1 million adjustment recorded in fiscal 2004 relating to an error in the warranty reserve at November 30, 2003. Please revise your disclosure to include this. Excluding the aforementioned components of your warranty provision recorded in fiscal 2004, your warranty provision increased approximately $3.8 million, or 33%, over fiscal 2003. If any or all of this relates to changes in your estimate of the provision from prior years, please include this in your footnote.

3. We read your responses to our comment 19 from our letter dated August 29, 2005 and comment 78 from our letter dated July 29, 2005 and revised disclosure. Our comment 19 from our letter dated August 29, 2005 requested that you revise your table included in your disclosure to separately state the portion of your warranty claims that relates to current year sales from the portion of your warranty claims that relates to prior years. You have included in a footnote to your warranty claims information relating to the following:
   - $2.7 million related to a change in estimate based on a portion of warranty returns, previously recorded as sales returns and
   - $0.7 million related to the timeliness of recording warranty claims, attributable to a backlog of unprocessed claims.

   Your response states that prior to fiscal 2004 you did not have a system in place to capture the date of manufacture and associate that with the date of a specific warranty claim. Based on this it would appear that at a minimum you would be able to distinguish those claims received in 2004 from those that relate to prior years as a whole, if not expressly by year. Please revise your disclosure as previously requested.

4. We read your response to our comment 19 from our letter dated August 29, 2005 and Exhibit A, which you included in your response. Your response indicates that a portion of your fiscal 2004 warranty provision relates to an adjustment recorded related to an error totaling $1.1 million, which was recorded in fiscal 2004 relating to fiscal 2003. You further stated that you determined this error to be immaterial related to fiscal years 2003 and 2004 and to the third fiscal quarter in 2004. Please tell us the consideration you gave to the impact that the $1.1 million adjustment recorded during the fiscal quarter ended August 29, 2004 would have had on your results of operations for the fourth fiscal quarter of 2003 and the first quarter of 2004 had the adjustment been made in one of those quarters instead. In reaching your conclusions, please also tell us how you considered the materiality of correcting this error had it instead been corrected in fiscal 2003, the fourth quarter of 2003, and the first quarter of 2004 as it relates to your per share net loss available to common shareholders computations for each of these periods. Please also address in your response how this would have impacted your debt covenants.

5. We read your responses to our comments 20 and 21 from our letter dated August 29, 2005 and our comment 79 from our letter dated July 29, 2005. Our comment 20 requested that you describe to us how you concluded that the significant

increases in your warranty reserve balances and warranty provisions were not attributable to prior periods requiring a restatement of prior periods. Prior responses indicated that you observed increases in your return rates beginning in the late 1990's. You have indicated that your estimates of the warranty reserve for each year represented your best estimate of the net impact of future warranty returns based on the best available information to you at the time of the estimate. You also have stated that it was not until 2004 that you changed the manner in which you estimate your warranty reserves, which improved the capture and processing of return information. Additionally, your response to comments 20 and 21 of our letter dated August 29, 2005 and the analysis provided in Exhibit B of your response dated September 12, 2005 discuss your analysis of the trends in the balance of the warranty reserve and your adjusted calculation pertaining to the relative stability of the reserve as a percentage of sales. However, your response does not discuss the seemingly significant changes in the warranty provisions from fiscal 2000 through the fiscal quarter ended May 29, 2005. Based on your responses relating to your analytic processes and analyses for warranties, it appears as though your analysis of the reserve was largely limited to the comparison of the warranty reserve ending balance to claims and also its relationship to net sales. In this regard, it appears as though limited analysis was performed on the relationship between the warranty provision recorded in any given period to the sales for which the provision related to and the comparison of claims received to provisions currently and previously recorded. If our assumption is incorrect, please tell us what additional factors you considered. Based on the above information, it is unclear to us how you concluded that changes in your warranty provisions were not correction of errors attributable to prior periods and that they were rather a change in estimate. You have cited paragraph 10 of APB 20 with an emphasis on the last sentence in that paragraph and paragraph 13 of APB 20. In considering this guidance, please include in your response how you determined this was not a correction of an error in light of the fact that you have stated that you were aware of the increasing trends in your warranties, but a more comprehensive tracking system for your warranties was not implemented until 2004. As a result, it is unclear to us how you determined that the warranty provisions in any given period were reasonably and reliably estimatable.

Note 4: Stock Based Compensation, page F-19

6. We read your responses to our comment 22 from our letter dated August 29, 2005 and our comment 80 from our letter dated July 29, 2005, as well as the correspondence you filed on July 19, 2005 relating to the methodology you used in determining the fair value of the issuance of your common stock and stock options. Your response dated September 12, 2005 states that between July 2004 and April 2005 there had been:

- no other third-party sales of your common stock,
- no significant milestones achieved,
- no material agreements entered into, and
- no material changes to industry or general economic conditions.

The first paragraph in your response dated September 12, 2005 states that you determined an adjustment was warranted in April 2005 because of two consecutive quarters of performance that significantly exceeded the results of the prior year and that this was evidence that the overall financial performance had improved and was not a one-time quarterly aberration. You further state that the results for the fourth quarter of fiscal 2004 were not available as of the date of the January 2004 issuances. Please tell us what consideration you gave to the following in concluding no adjustment should have been made to the fair value of the common stock and stock option issuances in January 2005:

- relating to the third quarter of fiscal 2004 compared to third quarter 2003:
  - net sales increased approximately 10%,
  - gross profit as a percentage of net sales increased approximately 4% to 46%, and
  - net income increased approximately $11.5 million, or 132% and
- your results of operations for the first two months of your fourth fiscal quarter of 2004 and the impact these had on your forecasted and projected results of your fourth fiscal quarter of 2004.

7. We read your responses to our comment 23 from our letter dated August 29, 2005 and our comment 80 from our letter dated July 29, 2005, as well as the correspondence you filed on July 19, 2005 relating to the methodology you used in determining the fair value of the issuance of your common stock and stock options. The explanation in your response dated September 12, 2005 related to how you determined that a 9x multiple was appropriate is not clear. Please clarify how you determined the valuation of Simmons Company used in the acquisition by THL Partners in 2003 is applicable in determining the fair value of the issuances of your common stock and stock options. It is unclear how this valuation of Simmons in this acquisition would parallel your valuation two years later given seeming differences in, but not limited to the following:

- general economic changes,
- results of operations, and
- financial position.

8. Based on your response to our comment 23 from our letter dated August 29, 2005, it is still unclear to us all of the information you used and obtained from outside transactions and industry measures that you used to support your use of the following assumptions in determining the fair value of the issuances of your common stock and stock options:
   - adjusted EBITDA,
   - a 20% discount and how this was deemed not to be excessive, and
   - the multiple of 9x.

   As previously requested, please provide us with this information to help us better understand the factors considered in determining the fair value of your issuances of common stock and stock options. Please also clarify for us how you determined it was not necessary for you to use an alternative method to support and corroborate the conclusion you reached using the above methodology in determining the fair value of the issuance of your common stock and stock options. We may have further comments after you determine the price in which you intend to sell your common stock in this offering.

   *   *   *   *

   As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Meagan Caldwell, Staff Accountant, at (202) 551-3754 or, in her absence, Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mr. Joseph H. Kaufman, Esq.
        Mr. Edward P. Tolley III, Esq.
        Simpson Thacher & Bartlett LLP
        425 Lexington Avenue
        New York, NY 10017

        Mr. Marc D. Jaffe, Esq.
        Latham & Watkins LLP
        855 Third Avenue
        New York, NY 10022